EXHIBIT 21

Block Safe Technologies, Inc.

Block Safe Technologies, Inc.: At present, the Company holds 49% of the issued and outstanding common stock, with Mark L. Kay, Ramarao Pemmaraju, and, George Waller each a member of the BlockSafe Technologies® Advisory Board and individually holding 10.3% of the issued and outstanding common stock each, for a combined total of 31%.